Exhibit 2.1

AMENDMENT NO. 2 TO THE

AGREEMENT AND PLAN OF REORGANIZATION AND BANK MERGER

THIS AMENDMENT NO. 2 (the “Amendment”) to the AGREEMENT AND PLAN OF REORGANIZATION AND BANK MERGER dated December 14, 2015, as previously amended by Amendment No. 1 on May 9, 2016, (the “Agreement”), is made and entered into this 30th day of March, 2017, among Civic Bank & Trust, a Tennessee banking corporation (the “Bank”); Franklin Financial Network, Inc., a Tennessee corporation (“Buyer BHC”); and Franklin Synergy Bank, a Tennessee banking corporation (“Buyer Bank”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Bank, Buyer BHC, and Buyer Bank have approved this Amendment respectively on March 23, 2017, March 28, 2017, and March 28, 2017.

NOW, THEREFORE, pursuant to Section 12(b) of the Agreement, the parties hereto agree as follows:

1. Section 10(d) of the Agreement is amended by deleting the current contents thereof in their entirety and substituting therefor the following:

(d) Termination. If the Merger shall not have been consummated on or before September 30, 2017 (subject to extension by Buyer BHC until December 31, 2017, if Buyer BHC shall have provided Bank with evidence reasonably satisfactory to Bank that an application for approval of the Merger has, on or before September 30, 2017, been filed with and accepted for processing by the Federal Reserve System), or such later date as may be agreed upon in writing by the parties, any party may, if it is not itself in breach of a representation, warranty, covenant or agreement hereunder, and if any condition to the obligation of a party to consummate the Merger is impossible to be satisfied by such date or such other date as may be agreed upon by the parties, terminate this Agreement (except those surviving provisions referred to in Section 10(b)) upon written notice to the other parties. In no event shall a party or person be entitled to the remedies provided in Section 10(c), whether termination is made pursuant to Section 10(b), 10(c), or 10(d) or otherwise, if such party or person was, at the time of termination, in material breach of any of its covenants or agreements herein.

2. This Amendment may be executed in any number of counterparts (which may be delivered by facsimile, email, or other similar means of electronic transmission), each of which, when duly executed, shall be deemed an original and all of which together shall constitute one and the same instrument.

3. This Amendment shall in all respects be governed by and construed, interpreted, and enforced in accordance with the laws of the State of Tennessee, without regard to principles of conflict of laws.

4. Ratification. Except as expressly amended by this Amendment, the Agreement is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered as of the day and year first above written, such execution having been duly authorized by the respective Boards of Directors of Buyer BHC, Buyer Bank, and the Bank.

CIVIC BANK & TRUST		FRANKLIN FINANCIAL NETWORK, INC.

By:	/s/ Dr. Anil Patel	By:	/s/ Richard E. Herrington
	Dr. Anil Patel, Chairman		Richard E. Herrington, President and Chief Executive Officer

FRANKLIN SYNERGY BANK

		By:	/s/ Richard E. Herrington
Richard E. Herrington, Chairman and Chief Executive Officer

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